UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549




                           FORM U-3A-2
                  Statement by Holding Company
              Claiming Exemption Under Rule U-3A-2
                   From the Provisions of the
           Public Utility Holding Company Act of 1935


              To Be Filed Annually Prior to March 1



                       VECTREN CORPORATION
                 VECTREN UTILITY HOLDINGS, INC.



          hereby file with the Securities and Exchange
          Commission, pursuant to Rule 2, their statement claiming exemption as holding companies from the provisions of the Public Utility Holding Company
          Act of 1935, and submit the following
          information:

ITEM 1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Vectren Corporation (Vectren or Claimant), an Indiana corporation with principal offices in Evansville, Indiana, was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares accounted for as a pooling-of-interests. Vectren is a "holding company", as such term is defined by the Public Utility Holding Act of 1935 (the Act).

Regulated Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, is a "subsidiary company" of Vectren and a "holding company" (as such term is defined by the Act). VUHI is the intermediate holding company for Vectren's three wholly owned operating public utilities, Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). VUHI's regulated subsidiaries serve approximately one million customers in Indiana and Ohio. VUHI also holds a 33% ownership interest in Community Natural Gas Company, Inc. (Community).

        Indiana Gas, an Indiana corporation, is a "subsidiary company" of Vectren through VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Indiana Gas provides natural gas and transportation services to a diversified base of customers in 311 communities in 49 of Indiana's 92 counties. Indiana Gas also holds a 47% undivided ownership interest in the assets of the Ohio operations (see below).

        SIGECO, an Indiana corporation, is a "subsidiary company" of Vectren through VUHI and is also an "electric utility company," a "gas utility company," and a "public utility company" (as such terms are defined by the Act). SIGECO provides generation, transmission, distribution and the sale of electric power to Evansville, Indiana, and 74 other communities, and the distribution and sale of natural gas to Evansville, Indiana, and 64 communities in ten counties in southwestern Indiana.

        On October 31, 2000 Vectren completed the acquisition of the natural gas distribution assets of The Dayton Power and Light Company (herein referred to as the Ohio operations). The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio and 16 counties in west central Ohio. The Ohio operations are owned as a tenancy in common through two of Vectren's wholly owned subsidiaries. Indiana Gas holds a 47% undivided ownership interest in the assets, and Vectren Energy Delivery of Ohio, Inc. (VEDO) holds a 53% undivided ownership interest in the assets. VEDO, an Ohio corporation, is a "subsidiary company" of Vectren through VUHI (as such term is defined by the Act) and is the operator of the assets. VEDO is therefore a "gas utility company" and "public utility company", as such terms are defined in the Act.

        Community, an Indiana corporation, is a "subsidiary company" of VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Community is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois.

Non-regulated Operations

Vectren is involved in non-regulated activities through three primary business groups: Energy Services, Utility Services, and Communications. Energy Services trades and markets natural gas and provides energy performance contracting services. Utility Services provides utility products and services, such as underground construction and facilities locating, meter reading and materials management, and the mining and sale of coal. Communications provides integrated broadband communications services, including local and long distance telephone, Internet access and cable television. In addition, other businesses invest in and realize tax credits from other energy-related opportunities and corporate technology.

The primary companies for Vectren's non-regulated operations include Vectren Enterprises, Inc., Vectren Generation Services,
Inc., Vectren PAC, Vectren Foundation, Inc., Vectren Resources,
LLC, and Vectren Capital Corp.

Vectren Enterprises, Inc. is an intermediate holding company for non-regulated businesses: Vectren Energy Services, Inc., Vectren
Utility Services, Inc., Vectren Communications, Inc., Vectren
Ventures, Inc. and Vectren Financial Group, Inc.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Solutions, Inc., which holds a 100% interest in SIGCORP Energy Services, Inc., Energy Systems Group, Inc., Vectren Environmental Services, Inc., Indiana Energy Services, Inc. (dormant) and SIGCORP Power Marketing, Inc. (dormant), and a 50% ownership interest in ProLiance Energy, LLC.

           SIGCORP Energy Services, Inc. has a 99% ownership interest in SIGCORP Energy Services, LLC, which provides natural gas, pipeline management and other natural gas related services, through its ownership interest in SIGCORP Gas Marketing, LLC, Ohio Valley Hub, LLC and Signature Energy Management, LLC.

           Energy Systems Group, Inc. has a two-thirds ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial and commercial customers.

           Vectren Environmental Services, Inc. holds a 51% ownership interest in Air Quality Services, LLC, a joint venture created to provide air quality monitoring and testing services to industry and utilities.

           ProLiance Energy, LLC is a 50% owned unconsolidated energy marketing subsidiary that provides natural gas and related services to Indiana Gas and the Ohio operations as well as other commercial, industrial, municipal, residential and utility customers.

     Vectren Utility Services, Inc. holds investments in non-regulated subsidiaries which provide various services to Vectren, and include Reliant Services, LLC, CIGMA, LLC, IEI Financial Services, LLC and Utility Debt Collectors, Inc. (dormant).

           Reliant Services, LLC is a 50% owned unconsolidated subsidiary that provides utility locating, meter reading and construction services to Indiana Gas, the Ohio operations and others.

           CIGMA, LLC is a 50% owned unconsolidated subsidiary that provides materials acquisition and related services that are used by Indiana Gas, the Ohio operations and others.

           IEI Financial Services, LLC performs third-party collections, energy-related equipment leasing and related services to Indiana Gas, SIGECO, and the Ohio operations.

      Vectren Communications, Inc. holds investments in non-regulated subsidiaries which conduct communications-related strategic initiatives and include Vectren
      Advanced Communications, Inc. and Vectren Communications
      Services, Inc.

           Vectren Advanced Communications, Inc. holds
           Vectren's investment in SIGECOM, Inc. and Utilicom Networks, LLC. Utilicom Networks, LLC is a joint venture between Vectren Advanced Communications, Inc. and Utilicom Networks, Inc., which markets and provides enhanced communications services over a high-capacity fiber-optic network in SIGECO's service territory. SIGECOM, Inc. is the subsidiary of Utilicom, LLC which operates in Evansville, Indiana.

           Vectren Communication Services, Inc. assists municipal utilities and businesses in the implementation of broadband strategy.

     Vectren Ventures, Inc. invests in energy-related companies and projects. Vectren Ventures, Inc. holds the remaining 1% interests in SIGCORP Energy Services, LLC, IEI Financial Services, LLC, SFI Coal Sales, LLC (see below), and Vectren Resources, LLC (see below). In addition, Vectren Ventures maintains a 37% ownership in Haddington Energy Partners, L.P., a 7% ownership in Monument Capital Partnership Fund 1, L.P., and a 4.5% ownership in Cambridge Ventures, L.P.

           Haddington Energy Partners, L.P. and Monument
           Capital Partnership Fund 1, L.P are investment companies that invest in energy-related projects.

           Cambridge Ventures, L.P. is an investment company that invest in small businesses.

     Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana
     Properties, Inc., Vectren Synfuels, Inc. and Energy
     Realty, Inc.

           Southern Indiana Properties, Inc. through SIP
           Diversified Holdings, Inc. makes investments in real estate, which include: SIP-GT I, Inc., Southwest
           Lease Capital, Inc., Southern Indiana Joint
           Ventures, Inc., MCN Equities, Inc. and Joint
           Ventures Affiliated II, Inc.

           Vectren Synfuels, Inc. owns a limited partnership interest of 8.3% in Pace Carbon Synfuels Investors,
           L.P., which produces and sells coal-based synthetic fuel that qualifies for federal tax credits.

           Energy Realty, Inc. invests in real estate and affordable housing, including a 98% ownership interest in BCI Holding Co., LLC.

Vectren Generation Services, Inc. is an intermediate holding company for Southern Indiana Minerals, Inc. and Vectren Fuels,
Inc.

      Southern Indiana Minerals, Inc. processes and markets coal combustion by-products.

      Vectren Fuels, Inc owns and operates coal mining properties, including a 100% ownership interest in Cypress Creek Mine, Inc., Prosperity Mine, LLC and
      Cypress Creek Mine, LLC and a 99% ownership interest in SFI Coal Sales, LLC.

Vectren PAC is a political action committee for which Vectren is the sponsoring corporation.

Vectren Foundation, Inc. is a non-profit corporation, which makes contributions to organizations and communities in which Vectren provides utility services.

Vectren Resources, LLC primarily provides information technology and related resources to Vectren and its subsidiaries.

Vectren Capital Corp., and its direct subsidiary, IEI Capital
Corp. (dormant), are financing vehicles for Vectren's non-regulated subsidiaries.

ITEM 2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Vectren and VUHI
At the date of the filing of this Statement, Vectren and VUHI have no real properties and are solely holding companies owning all of the issued and outstanding shares of common stock of their subsidiary companies.

Gas Operations

     Indiana Gas
     Specific to its Indiana operations, Indiana Gas owns and operates five gas storage fields located in Indiana covering 71,484 acres of land with an estimated ready delivery from storage capability of 8.0 million Dth of gas with daily delivery capabilities of 134,160 Dth. For its Indiana operations, Indiana Gas also maintains 186,578 Dth of gas in contract storage with a daily deliverability of 3,563 Dth and three liquefied petroleum (propane) air-gas manufacturing plants in Indiana with a total daily capacity of 31,000 Dth of gas.

     Indiana Gas' gas delivery system includes 11,336 miles of distribution and transmission mains all of which are in Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana.

     These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 524,000 consumers in 311 communities in 49 of the 92 counties in the state of Indiana. The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond.

     Indiana Gas purchases all of its natural gas from ProLiance Energy LLC, a 50% owned non-regulated gas marketing affiliate of Vectren. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

     SIGECO
     SIGECO owns and operates three underground gas storage fields located in Indiana with an estimated ready delivery from storage capability of 3.9 million Dth of gas with daily delivery capabilities of 119,000 Dth.

     SIGECO's gas delivery system includes 2,921 miles of distribution and transmission mains all of which are located in Indiana.

     These properties are used by SIGECO in its gas operations in which gas is supplied to approximately 110,000 consumers in Evansville, Indiana, and 64 communities in ten counties in southwestern Indiana.

     Ohio Operations
     The Ohio operations operate three propane gas manufacturing plants located in Ohio with a total daily capacity of 52,187 Dth, and approximately 13.9 million Dth of firm storage service from various pipelines with daily deliverability of 354,788 Dth of gas.

     The Ohio operations' gas delivery system includes 5,132 miles of distribution and transmission mains all of which are located in Ohio.

     The properties are used by the Ohio operations in its gas operations in which gas is supplied to approximately
     310,000 customers in Dayton, Ohio and 16 counties in west central Ohio.

     The Ohio operations purchases all of its natural gas from ProLiance Energy LLC, a 50% owned non-regulated gas marketing affiliate of Vectren. Gas is transported to the Ohio operations' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

     Community
     Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana.
     Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has no underground gas storage facilities or manufacturing facilities.

     Community's gas delivery system includes approximately 492 miles of distribution mains all of which are located in Indiana.

     The properties are used by Community in its gas operations in which gas is supplied to approximately 7,060 customers in southwestern Indiana.

Electric Operations

     SIGECO
     SIGECO's installed generating capacity as of December 31, 2000 was rated at 1,256 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 135 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown Gas Turbine located at the Brown Station; two Broadway Gas Turbines located in Evansville, Indiana, with a combined capacity of 115 MW; and two Northeast Gas Turbines located northeast of Evansville in Vanderburgh County, Indiana with a combined capacity of 20 MW. The Brown and Broadway turbines are also equipped to burn oil. Total capacity of SIGECO's five gas turbines is 215 MW, and they are generally used only for reserve, peaking or emergency purposes due to the higher per unit cost of generation.

     SIGECO's transmission system consists of 826 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of 4,014,190 kilovolt amperes (Kva). The electric distribution system includes 3,196 pole miles of lower voltage overhead lines and 245 trench miles of conduit containing 1,423 miles of underground distribution cable. The distribution system also includes 94 distribution substations with an installed capacity of 1,803,878 Kva and 49,832 distribution transformers with an installed capacity of 2,255,483 Kva.

     The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.
     These properties are used by SIGECO in its electric operations in which electricity is supplied to approximately 132,000 consumers in Evansville, Indiana, and 74 other communities in southwestern Indiana.

Item 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:


       A Number of dekatherms (Dth) of gas distributed at retail and number of kilowatt hours (kWh) of electric energy sold at retail or wholesale:


        1.  Number of Dth of gas:
            a  Indiana Gas:               126,960,000
            b  SIGECO:                     35,612,000
            c  The Ohio operations:        18,666,000**
            d  VUHI and Vectren:          181,238,000
            e  Community:                     945,000

            ** Began operations on November 1, 2000


        2.  Number of kWh of electric energy:
            a  SIGECO, VUHI and          7,524,701,000
               Vectren:

       B Number of Dth of gas and kWh of electric energy distributed at retail outside the state in which each such company is organized:


         1  Number of Dth of gas:
            a  Indiana Gas:              None
            b  SIGECO:                   None
            c  The Ohio operations:      None
            d  VUHI and Vectren:         None
            e  Community:                None



         2  Number of kWh of electric energy:
            a  SIGECO, VUHI, and
               Vectren:                  None

       C Number of Dth of gas sold and kWh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line:

         1  Number of Dth of gas:
            a  Indiana Gas:              None
            b  SIGECO:                   None
            c  The Ohio operations:      None
            d  VUHI and Vectren:         None
            e  Community:                None



         2  Number of kWh of electric energy:
            a  SIGECO, VUHI and
               Vectren:                  1,377,063,000

       D Number of Dth of gas and kWh of electric energy purchased outside the state in which each such company is organized or at the state line:


         1  Number of Dth of gas:
            a  Indiana Gas:                    None*
            b  SIGECO:                   13,519,000
            c  Community:                   997,000
            d  The Ohio operations:            None*
            e  VUHI and Vectren:         13,519,000

            *These subsidiaries use of a portfolio
            administrator provides that purchases are made at their respective city gates.



         2  Number of kWh of electric energy:
            a  SIGECO, VUHI and Vectren  1,030,660,000

Item 4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit A

A consolidating statement of income and a consolidating statement of retained earnings of Vectren and subsidiary companies, on a pro-forma basis for the year ended December 31, 2000, together with a consolidating balance sheet of Vectren and subsidiary companies on a pro forma basis, as of December 31, 2000, are annexed hereto as Exhibit A.

Exhibit B

A consolidated financial data schedule of Vectren and subsidiary companies as of and for the year ended December 31, 2000 is annexed hereto as Exhibit B.

Exhibit C

Not applicable to Claimant or any of Claimant's subsidiaries.

                           SIGNATURES

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 8th day of June 2001.



                          VECTREN CORPORATION
                          (Name of Claimant)

                          By /s/ Ronald E. Christian

                          Ronald E. Christian
                          Senior Vice President, General
                          Counsel and Secretary
                          Vectren Corporation

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

        Ronald E. Christian
        Senior Vice President, General Counsel and Secretary
        Vectren Corporation
        Post Office Box 209
        Evansville, Indiana  47702-0209

                                                        Exhibit A
                                                     Page 1 of 11

          Vectren Corporation and Subsidiary Companies
                Consolidating Statement of Income
              For the Year Ended December 31, 2000
                         (In thousands)


                            Indiana Gas     SIGECO       VEDO
                            -----------   ----------   ---------
OPERATING REVENUES:
  Gas utility               $598,113      $109,284     $111,356
  Electric utility                 -       336,409
  Energy services and
   other                           -             -
                            -----------   ----------   ---------
     Total operating
      revenues               598,113       445,693      111,356
                            -----------   ----------   ---------
OPERATING EXPENSES:
  Cost of gas sold           390,474        78,903       83,163
  Fuel for electric
   generation                      -        75,699            -
  Purchased electric
   energy                          -        36,394            -
  Cost of energy services
   and other                       -             -            -
  Other operating             99,810       103,053        7,060
  Merger and integration
   costs                      16,846        14,072        1,793
  Depreciation and
   amortization               36,659        43,214        2,558
  Taxes other than income
   taxes                      15,858        13,258        7,122
                            -----------   ----------   ---------
     Total operating
      expenses               559,647       364,593      101,696
                            -----------   ----------   ---------
OPERATING INCOME              38,466        81,100        9,660

OTHER INCOME:
  Equity in earnings of
   unconsolidated
   investments                 2,721             -            -
  Other - net                   (318)        4,674          (65)
                            -----------   ----------   ---------
     Total other income        2,403         4,674          (65)
                            -----------   ----------   ---------
INTEREST EXPENSE              22,409        19,894        2,853

INCOME BEFORE PREFERRED
  DIVIDENDS AND
  INCOME TAXES                18,460        65,880        6,742
                            -----------   ----------   ---------
PREFERRED DIVIDEND
  REQUIREMENT OF
  SUBSIDIARY                       -         1,017            -
                            -----------   ----------   ---------
INCOME BEFORE INCOME TAXES    18,460        64,863        6,742

INCOME TAXES                   7,251        24,832        2,849

INCOME BEFORE MINORITY
 INTEREST                     11,209        40,031        3,893
                            -----------   ----------   ---------
MINORITY INTEREST IN
 SUBSIDIARY                        -              -       2,721
                            -----------   ----------   ---------
NET INCOME                  $ 11,209      $ 40,031     $  1,172
                            ===========   ==========   =========

                                                        Exhibit A
                                                     Page 2 of 11


             Vectren Corporation and Subsidiary Companies
                   Consolidating Statement of Income
                 For the Year Ended December 31, 2000
                            (In thousands)


                        VUHI,      Adjustments        VUHI
                         Inc.   and Eliminations  Consolidated
                       -------  ----------------  ------------
OPERATING REVENUES:
  Gas utility          $    -   $      -          $  818,753
  Electric utility          -          -             336,409
  Energy services and
   other                    -          -                   -
                       -------  ----------        -----------
     Total operating
      revenues              -          -           1,155,162
                       ------   ----------        -----------
OPERATING EXPENSES:
  Cost of gas sold          -          -             552,540
  Fuel for electric
   generation               -          -              75,699
  Purchased electric
   energy                   -          -              36,394
  Cost of energy
   services and other       -          -                   -
  Other operating          14          -             209,937
  Merger and
   integration costs        -          -              32,711
  Depreciation and
   amortization             -          -              82,431
  Taxes other than
   income taxes             -          -              36,238
                       ------   ----------        -----------
     Total operating
      expenses             14          -           1,018,358
                       ------   ----------        -----------
OPERATING INCOME          (14)         -             129,212

OTHER INCOME:
  Equity in earnings
   of unconsolidated
   investments         -          (2,721)                  -
  Other - net           5,071     (4,161)              5,201
                       ------   ----------        -----------
     Total other
      income            5,071     (6,882)              5,201
                       ------   ----------        -----------
INTEREST EXPENSE        5,077     (4,161)             46,072

INCOME BEFORE
  PREFERRED DIVIDENDS
  AND INCOME TAXES        (20)    (2,721)             88,341
                       ------   -----------       -----------
PREFERRED DIVIDEND
  REQUIREMENT OF
  SUBSIDIARY                -          -               1,017
                       -------  ----------        -----------
INCOME BEFORE INCOME
 TAXES                    (20)    (2,721)             87,324
                       -------  ----------        -----------
INCOME TAXES               (8)         -              34,924

INCOME BEFORE MINORITY
 INTEREST                 (12)    (2,721)             52,400
                       ------   ----------        -----------
MINORITY INTEREST IN
 SUBSIDIARY                 -     (2,721)                  -
                       -------  ----------        -----------
NET INCOME             $  (12)  $      -          $   52,400
                       ======   ==========        ===========

                                                             Exhibit A
                                                          Page 3 of 11


             Vectren Corporation and Subsidiary Companies
             Consolidating Statement of Income, Continued
                 For the Year Ended December 31, 2000
                            (In thousands)

                              Non-
                             regu-               Adjust-
                    VUHI     lated     Vectren   ments and  Vectren
                  Consoli-  Subsidi-   Corpora-  Elimina-   Consoli-
                   dated     aries     tion      tions      dated
                 ---------  -------   --------  ---------  ----------
OPERATING REVENUES:
  Gas utility    $ 818,753  $     -   $     -   $      -   $  818,753
  Electric
   utility         336,409        -         -          -      336,409
  Energy
   services and
   other                 -  552,790        49    (59,311)     493,528
                 ---------  -------   --------  ---------  ----------
   Total
    operating
    revenues     1,155,162  552,790        49    (59,311)   1,648,690
                 ---------  -------   --------  ---------  ----------
OPERATING EXPENSES:
  Cost of gas
   sold            552,540        -         -          -      552,540
  Fuel for
   electric
   generation       75,699        -         -     (4,529)      71,170
  Purchased
   electric
   energy           36,394        -         -          -       36,394
  Cost of energy
   services and
   other                -   492,610         -    (19,352)     473,258
  Other
   operating       209,937   22,778       706    (33,830)     199,591
  Merger and
   integration
   costs            32,711    1,592     6,842          -       41,145
  Depreciation
   and amort.       82,431   23,224         6          -      105,661
  Taxes other
   than income
   taxes            36,238    1,741        31          -       38,010
                 ---------  -------   --------  --------   ----------
   Total
    operating
    expenses     1,018,358  541,945     7,585    (57,711)   1,510,177
                 ---------  -------   --------  ---------  ----------
OPERATING INCOME   129,212   10,845    (7,536)    (1,600)     130,921

OTHER INCOME:            -        -         -          -            -
  Equity in
  earnings of
  unconsolidated
  investments            -   17,554         -          -       17,554
  Other - net        5,201   22,682      (427)   (10,505)      16,951
                 ---------  -------   --------  ---------   ---------
   Total other
    income           5,201   40,236      (427)   (10,505)      34,505
                 ---------  -------   --------  ---------   ---------
INTEREST EXPENSE    46,072   21,922       860    (11,721)      57,133

INCOME BEFORE PREFERRED
  DIVIDENDS AND
  INCOME TAXES      88,341   29,159    (8,823)      (384)     108,293
                 ---------  -------   --------  ---------   ---------
PREFERRED DIVIDEND
  REQUIREMENT OF
  SUBSIDIARY         1,017        -         -          -        1,017
                 ---------  -------   --------  --------    ---------
INCOME BEFORE
 INCOME TAXES       87,324   29,159    (8,823)      (384)     107,276
                 ---------  -------   --------  --------    ---------
INCOME TAXES        34,924      635    (1,231)       (96)      34,232

INCOME BEFORE
 MINORITY
 INTEREST           52,400   28,524    (7,592)      (288)      73,044
                 ---------  -------   -------   ---------   ---------
MINORITY
 INTEREST IN
 SUBSIDIARY              -    1,132         -       (128)       1,004
                 ---------  -------   --------  ---------  ----------
NET INCOME       $  52,400  $27,392   $(7,592)  $   (160)  $   72,040
                 =========  =======   ========  ========   ==========

                                                             Exhibit A
                                                          Page 4 of 11

          Vectren Corporation and Subsidiary Companies
                   Consolidating Balance Sheet
                     As of December 31, 2000
                         (In thousands)


                                Indiana
ASSETS                            Gas        SIGECO      VEDO
------                        ----------   ---------  ---------
Current Assets:
 Cash and cash equivalents    $      300   $   1,613  $     101
 Accounts receivable, less
  reserves                        81,225      49,554     42,521
 Accounts receivable from
  affiliated company              11,774      27,829          -
 Notes receivable from
  affiliated company                   -           -          -
 Interest receivable from
  affiliated company                   -           -          -
 Accrued unbilled revenues        69,444      24,414     49,507
 Inventories                      12,004      31,055     50,235
 Prepaid gas delivery
  service                         34,849           -          -
 Recoverable fuel and
  natural gas costs               38,096      28,703     29,285
 Prepayments and other
  current assets                  32,012         312      8,459
                              ----------   ---------  ---------
   Total current assets          279,704     163,480    180,108
                              ----------   ---------  ---------
Utility Plant:
 Original cost                 1,056,945   1,389,006    336,402
 Less:  accumulated
  depreciation and
  amortization                   434,845     650,499    147,689
                              ----------   ---------  ---------
   Net utility plant             622,100     738,507    188,713
                              ----------   ---------  ---------
Other Investments:
 Investments in leveraged
  leases                               -           -          -
 Investments in partnerships
  and other corporations         220,802           -          -
 Notes receivable                      -           -          -
 Other                                 -       1,056          -
                              ----------   ---------  ---------
   Total other investments       220,802       1,056          -
                              ----------   ---------  ---------
Nonutility property, net of
 accumulated depreciation              -       1,960      1,605

Other Assets:
 Deferred charges, net             2,488      12,868      4,501
 Goodwill, net                         -           -    197,977
 Regulatory assets                18,578      33,443          -
 Other                                 -           -          -
                              ----------   ---------  ---------
   Total other assets             21,066      46,311    202,478
                              ----------   ---------  ---------
TOTAL ASSETS                  $1,143,672   $ 951,314  $ 572,904
                              ==========   =========  =========

                                                        Exhibit A
                                                     Page 5 of 11

          Vectren Corporation and Subsidiary Companies
                   Consolidating Balance Sheet
                     As of December 31, 2000
                         (In thousands)


                                            Adjust-
                                          ments and     VUHI
                                 VUHI,     Elimina-     Consoli-
ASSETS                           Inc.       tions       dated
------                         ---------  ----------  ---------
Current Assets:
 Cash and cash equivalents     $    188   $       -  $    2,202
 Accounts receivable, less
  reserves                            -           -     173,300
 Accounts receivable from
  affiliated company              1,052      (6,377)     34,278
 Notes receivable from
  affiliated company            470,300    (470,300)          -
 Interest receivable from
  affiliated company              5,139      (5,139)          -
 Accrued unbilled revenues            -           -     143,365
 Inventories                          -           -      93,294
 Prepaid gas delivery service         -           -      34,849
 Recoverable fuel and natural
  gas costs                           -           -      96,084
 Prepayments and other
  current assets                     30      (4,727)     36,086
                               --------   ---------- ----------
   Total current assets         476,709    (486,543)    613,458
                               --------   ---------- ----------
Utility Plant:
 Original cost                    6,441           -   2,788,794
 Less:  accumulated deprecia
 tion and amortization                -           -   1,233,033
                               --------   ---------  ----------
   Net utility plant              6,441           -   1,555,761
                               --------   ---------  ----------
Other Investments:
 Investments in leveraged
  leases                              -           -           -
 Investments in partnerships
  and other corporations              -    (220,802)          -
 Notes receivable                     -           -           -
 Other                                -           -       1,056
                               --------   ---------  ----------
   Total other investments            -    (220,802)      1,056
                               --------   ---------  ----------
Nonutility property, net of
 accumulated depreciation           385         966       4,916

Other Assets:
 Deferred charges, net              127           -      19,984
 Goodwill, net                        -           -     197,977
 Regulatory assets                  225           -      52,246
 Other                                -           -           -
                               --------   ---------  ----------
   Total other assets               352           -     270,207
                               --------   ---------  ----------
TOTAL ASSETS                   $483,887   $(706,379) $2,445,398
                               ========   ========== ==========

                                                        Exhibit A
                                                     Page 6 of 11
          Vectren Corporation and Subsidiary Companies
                   Consolidating Balance Sheet
                     As of December 31, 2000
                         (In thousands)



                                                       Non-regu-
                                             VUHI      lated
                                           Consoli-    Subsidi-
ASSETS                                      dated       aries
------                                   ----------    --------
Current Assets:
  Cash and cash equivalents              $    2,202    $ 15,087
  Accounts receivable, less reserves        173,300     120,016
  Accts receivable from affiliated
   company                                   34,278      16,022
  Notes receivable from affiliated
   company                                        -     209,797
  Interest receivable from affiliated
   company                                        -       1,443
  Accrued unbilled revenues                 143,365           -
  Inventories                                93,294       1,951
  Prepaid gas delivery service               34,849           -
  Recoverable fuel and natural gas
   costs                                     96,084           -
  Prepayments and other current assets       36,086       1,913
                                         ----------    --------
   Total current assets                     613,458     366,229
                                         ----------    --------
Utility Plant:
  Original cost                           2,788,794           -
  Less:  accumulated depreciation and
   amortization                           1,233,033           -
                                         ----------    --------
   Net utility plant                      1,555,761           -
                                         ----------    --------
Other Investments:
  Investments in leveraged leases                 -      93,145
  Investments in partnerships and other
   corporations                                   -     108,474
  Notes receivable                                -      64,284
  Other                                       1,056           1
                                         ----------    --------
   Total other investments                    1,056     265,904
                                         ----------    --------
Nonutility property, net of accumulated
 depreciation                                 4,916      83,286

Other Assets:
  Deferred charges, net                      19,984       5,757
  Goodwill, net                             197,977           -
  Regulatory assets                          52,246           -
  Other                                           -         447
                                         ----------    --------
   Total other assets                       270,207       6,204
                                         ----------    --------
TOTAL ASSETS                             $2,445,398    $721,623
                                         ==========    ========

                                                        Exhibit A
                                                     Page 7 of 11

          Vectren Corporation and Subsidiary Companies
                   Consolidating Balance Sheet
                     As of December 31, 2000
                         (In thousands)




                             Vectren                   Vectren
                             Corpora-                 Consoli-
ASSETS                         tion    Eliminations     dated
------                      --------   ------------  ----------

Current Assets:
  Cash and cash equivalents $    158   $   (2,277)   $   15,170
  Accounts receivable,
   less reserves               2,035             -      295,351
  Accts receivable from
   affiliated company          5,576       (55,876)           -
  Notes receivable from
   affiliated company              -      (209,797)           -
  Interest receivable
   from affiliated company         -        (1,443)           -
  Accrued unbilled revenues        -             -      143,365
  Inventories                      -             -       95,245
  Prepaid gas delivery
   service                         -             -       34,849
  Recoverable fuel and
   natural gas costs               -             -       96,084
  Prepayments and other
   current assets                637       (17,638)      20,998
                            --------   ------------  ----------
   Total current assets        8,406      (287,031)     701,062
                            --------   ------------  ----------
Utility Plant:
  Original cost                    -             -    2,788,794
  Less:  accumulated
   depreciation and
   amortization                    -             -    1,233,033
                            --------   -----------   ----------
   Net utility plant               -             -    1,555,761
                            --------   -----------   ----------

  Investments in leveraged
   leases                          -             -       93,145
  Investments in partner-
  ships and other
  corporations               729,532      (729,361)     108,645
  Notes receivable                 -            (8)      64,276
  Other                            -             -        1,057
                            --------   -----------   ----------
   Total other investments   729,532      (729,369)     267,123
                            --------   ------------  ----------
Nonutility property, net of
 accumulated depreciation     13,857         1,418      103,477

Other Assets:
  Deferred charges, net        5,352             -       31,093
  Goodwill, net                    -             -      197,977
  Regulatory assets                -             -       52,246
  Other                            -             -          447
                            --------   -----------   ----------
   Total other assets          5,352             -      281,763
                            --------   -----------   ----------
TOTAL ASSETS                $757,147   $(1,014,982)  $2,909,186
                            ========   ===========   ==========






                                                        Exhibit A
                                                     Page 8 of 11

          Vectren Corporation and Subsidiary Companies
             Consolidating Balance Sheet, Continued
                     As of December 31, 2000
                         (In thousands)


LIABILITIES AND SHAREHOLDERS'    Indiana
 EQUITY                            Gas       SIGECO      VEDO
----------                     ----------  --------   ---------
Current Liabilities:
  Current maturities of
   adjustable rate bonds
   subject to tender           $        -  $ 53,700   $      -
  Current maturities of
   long-term debt
   and other obligations                -         -          -
  Short-term borrowings           134,724    40,154          -
  Notes payable to affiliated
   company                        218,200         -    252,100
  Interest payable to
   affiliated company               2,340         -      2,798
  Accounts payable                102,268    60,085     76,792
  Accounts payable to
   affiliated company              18,329    11,486      3,105
  Dividends payable                     -       144          -
  Refunds to customers and
   customer deposits                3,953     3,543      1,870
  Accrued taxes                    25,054     9,956      6,353
  Accrued interest                  4,215     6,047          -
  Deferred income taxes             4,227    11,295      1,009
  Other current liabilities        14,504    14,278        649
                               ----------  --------   --------
   Total current liabilities      527,814   210,688    344,676
                               ----------  --------   --------
Deferred Credits and Other
Liabilities:
  Deferred income taxes            54,807   112,122        491
  Accrued postretirement
   benefits other than
   pensions                        29,938    14,054          -
  Unamortized investment tax
  credits                           7,222    15,944         (1)
  Other                             9,288     6,606      5,763
                               ----------  --------   --------
   Total deferred credits
    and other liabilities         101,255   148,726      6,253
                               ----------  --------   --------
Minority Interest in
 Subsidiary                             -         -    220,802

Capitalization:
  Long-term debt and other
   obligations net of
   current maturities             281,109   237,800          -
  Preferred stock
   Redeemable                           -     5,875          -
   Nonredeemable                        -    11,090          -
                               ----------  --------   ---------
     Total preferred stock              -    16,965          -
                               ----------  --------   --------
  Common stock                    142,995    78,258          -
  Retained earnings                90,499   258,877      1,173
  Accumulated other
   comprehensive income                 -         -          -
                               ----------  --------   --------
   Total common
    shareholders' equity          233,494   337,135      1,173
                               ----------  --------   --------
     Total capitalization         514,603   591,900      1,173
                               ----------  --------   --------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY          $1,143,672  $951,314   $572,904
                               ==========  ========   ========

                                                        Exhibit A
                                                     Page 9 of 11

          Vectren Corporation and Subsidiary Companies
             Consolidating Balance Sheet, Continued
                     As of December 31, 2000
                         (In thousands)

                                          Adjust-
                                         ments and      VUHI
LIABILITIES AND SHAREHOLDERS'   VUHI,     Elimina-    Consoli-
EQUITY                          Inc.       tions        dated
---------------------------   --------   ----------  ----------
Current Liabilities:
  Current maturities of
   adjustable rate bonds
   subject to tender          $      -   $       -   $   53,700
  Current maturities of
   long-term debt
   and other obligations             -           -            -
  Short-term borrowings        478,574           -      653,452
  Notes payable to affiliated
   company                       4,560    (467,959)       6,901
  Interest payable to
   affiliated company                -      (5,138)           -
  Accounts payable                 112           -      239,257
  Accounts payable to
   affiliated company              248      (7,743)      25,425
  Dividends payable                  -           -          144
  Refunds to customers and
   customer deposits                 -       5,977       15,343
  Accrued taxes                     19           -       41,382
  Accrued interest                (472)          -        9,790
  Deferred income taxes              -           -       16,531
  Other current liabilities        807       1,574       31,812
                              --------   ----------  ----------
   Total current liabilities   483,848    (473,289)   1,093,737
                              --------   ---------   ----------
Deferred Credits and Other
Liabilities:
  Deferred income taxes              -           -      167,420
  Accrued postretirement
   benefits other than
   pensions                          -           -       43,992
  Unamortized investment tax
   credits                           -           -       23,165
  Other                             50     (12,288)       9,419
                              --------   ---------   ----------
   Total deferred credits
    and other liabilities           50     (12,288)     243,996
                              --------   ---------   ----------
Minority Interest in
 Subsidiary                          -    (220,802)           -

Capitalization:
  Long-term debt and other
   obligations net of
   current maturities                -           -      518,909
  Preferred stock
   Redeemable                        -           -        5,875
   Nonredeemable                     -           -       11,090
                              --------   ---------   ----------
     Total preferred stock           -           -       16,965
                              --------   ---------   ----------
  Common stock                       1           -      221,254
  Retained earnings                (12)          -      350,537
  Accumulated other
   comprehensive income              -           -            -
                              --------   ---------   ----------
   Total common
    shareholders' equity           (11)          -      571,791
                              ---------  ---------   ----------
     Total capitalization          (11)          -    1,107,665
                              ---------  ---------   ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY         $483,887   $(706,379)  $2,445,398
                              ========   =========   ==========

                                                        Exhibit A
                                                    Page 10 of 11

          Vectren Corporation and Subsidiary Companies
             Consolidating Balance Sheet, Continued
                     As of December 31, 2000
                         (In thousands)



LIABILITIES AND SHAREHOLDERS'           VUHI      Non-regulated
EQUITY                              Consolidated  Subsidiaries
---------------------------------   ------------  -------------
Current Liabilities:
  Current maturities of adjustable
    rate bonds subject to tender    $   53,700    $      -
  Current maturities of long-term
    debt and other obligations               -         249
  Short-term borrowings                653,452      96,553
  Notes payable to affiliated
   company                              6,901      197,617
  Interest payable to affiliated
   company                                   -       1,209
  Accounts payable                     239,257      66,139
  Accounts payable to affiliated
   company                              25,425      26,458
  Dividends payable                        144           -
  Refunds to customers and
   customer deposits                    15,343           -
  Accrued taxes                         41,382      (8,891)
  Accrued interest                       9,790         762
  Deferred income taxes                 16,531           -
  Other current liabilities             31,812      20,362
                                    ----------    --------
    Total current liabilities        1,093,737     400,458
                                    ----------    --------
Deferred Credits and Other
Liabilities:
  Deferred income taxes                167,420      40,218
  Accrued postretirement benefits
   other than pensions                  43,992           -
  Unamortized investment tax
   credits                              23,165           -
  Other                                  9,419       1,392
                                    ----------    --------
    Total deferred credits and
     other liabilities                 243,996      41,610
                                    ----------    --------
Minority Interest in Subsidiary              -       1,550

Capitalization:
  Long-term debt and other
    obligations, net of
    current maturities                 518,909     113,045
  Preferred stock
    Redeemable                           5,875           -
    Nonredeemable                       11,090           -
                                    ----------    --------
      Total preferred stock             16,965           -
                                    ----------    --------
  Common stock                         221,254      58,463
  Retained earnings                    350,537      98,995
  Accumulated other comprehensive
   income                                    -       7,502
                                    ----------    --------
    Total common shareholders'
     equity                            571,791     164,960
                                    ----------    --------
      Total capitalization           1,107,665     278,005
                                    ----------    --------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY               $2,445,398    $721,623
                                    ==========    ========

                                                        Exhibit A
                                                    Page 11 of 11

          Vectren Corporation and Subsidiary Companies
             Consolidating Balance Sheet, Continued
                     As of December 31, 2000
                         (In thousands)




                             Vectren   Adjustments     Vectren
     LIABILITIES AND        Corpora-       and        Consoli-
   SHAREHOLDERS' EQUITY       tion    Eliminations      dated
-----------------------     --------- ------------   ----------
Current Liabilities:
  Current maturities of
    adjustable rate bonds
    subject to tender       $      -  $         -    $   53,700
  Current maturities of
    long-term debt
    and other obligations          -            -           249
  Short-term borrowings        9,903            -       759,908
  Notes payable to
   affiliated company          7,632     (212,150)            -
  Interest payable to
   affiliated company              3       (1,212)            -
  Accounts payable               778       (2,153)      304,021
  Accounts payable to
   affiliated company          5,546      (57,429)            -
  Dividends payable                -         (144)            -
  Refunds to customers and
   customer deposits               -        7,579        22,922
  Accrued taxes                3,794      (26,714)        9,571
  Accrued interest                28         (308)       10,272
  Deferred income taxes            -            -        16,531
  Other current
   liabilities                 4,639       13,937        70,750
                            --------  -----------    ----------
    Total current
     liabilities              32,323     (278,594)    1,247,924
                            --------  -----------    ----------
Deferred Credits and Other
Liabilities:
  Deferred income taxes       (3,273)           -       204,365
  Accrued postretirement
   benefits other than
   pensions                        -        1,890        45,882
  Unamortized investment
   tax credits                     -            -        23,165
  Other                        3,916       (8,901)        5,826
                            --------  -----------    ----------
    Total deferred credits
     and other liabilities       643       (7,011)      279,238
                            --------  -----------    ----------
Minority Interest in
 Subsidiary                        -         (129)        1,421

Capitalization:
  Long-term debt and other
    obligations, net of
    current maturities             -            -       631,954
  Preferred stock
    Redeemable                     -            -         5,875
    Nonredeemable                  -            -        11,090
                            --------  -----------    ----------
      Total preferred
       stock                       -            -        16,965
                            --------  -----------    ----------
  Common stock               217,720     (279,717)      217,720
  Retained earnings          506,461     (449,531)      506,462
  Accumulated other
   comprehensive income           -             -         7,502
                            -------   -----------    ----------
    Total common
     shareholders' equity    724,181     (729,248)      731,684
                            --------  -----------    ----------
      Total capitalization   724,181     (729,248)    1,380,603
                            --------  -----------    ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY       $757,147  $(1,014,982)   $2,909,186
                            ========  ===========    ==========

                            EXHIBIT B


Item No.  Caption Heading               (in thousands)

   1.     Total Assets                  $ 2,445,399
   2.     Total Operating Revenues      $ 1,648,690
   3.     Net Income                    $    72,040